SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014
_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel

 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

On December 25, 2014, at 9:00 am (Jerusalem Standard Time), the Registrant will make a presentation to investors and analysts at the Tel Aviv Stock Exchange with an update regarding latest company developments, as well as future development plans and milestones for 2015-2017. The aforementioned presentation is filed as Exhibit 1 to this Report on Form 6-K.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: December 24, 2014